Date:    May 31, 2007

From:   Steve Nieman

To:  Christina Chalk, Special Counsel
Securities and Exchange Commission, division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D. C. 20549

Via:      EDGAR CORRESPONDENCE

Re:       Responses to your faxed comment letter dated May 25, 2007

Concerning:    File No. 1-08957

Dear Ms. Chalk:

We have reviewed your comments and reply as follows:

PRRN14A filed on May 25, 2007

1. I've added the following par. under X.b. Further Matters top of page. 13.

We believe the current power structure of an unaccountable elete in organized management and organized labor, when combined with a generally absentee institutional stockholder group, opposes the organic way wealth is created: day-in-and-day-out interactions by workers and customers using corporate tools and assets. We believe this current power structure has failed to get diverse groups of stakeholders to work together in a 21st Century corporation. In our opinion, the glue, the missing substance that could help bring and hold these groups together is co-ownership of the corporation, which could be accomplished in various very simple ways. The current structure of 85%-plus ownership of the shares by large institutional corporate holders, who hold ultimate power in the corporation via proxy voting, goes against the grain of the justice of building equity in an enterprise by the people supplying their labor and consumption patronage over long periods of time.

2. I have put the discussion below into XI. SHAREHOLDER PROPOSALS on page 13, which I trust satisfies this point.

In our opinion, proposals two through six that currently exist in the AAG's definitive proxy are all written as non-precatory or binding on the board if they obtain the proper vote totals. In order to accomplish the changes that are being vote upon, the proposals demand an amendment to the company's bylaws and/or the certificate of incorporation. To some, binding or non-binding is in the eye of the beholder. We assert that they are binding, but acknowledge that under Delaware law the board has a lot of latitude. Obviously, the courts might have to decide some of these contentions if the board did not act on a proposal that, if properly written, was binding. We may participate with other AAG stockholders in various ways to ensure that our binding majority votes on proposals are honored by the board we elect; we also may decline to participate in any legal action.

3. Please see our response to item one above, which we believe segues into this item.

I will file our third revised preliminary proxy statement soon on EDGAR. If you have any further questions, please let me know.

Respectfully,

s/

Steve Nieman

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